Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
July 28, 2009
Via EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Emdeon Inc. Amendment No. 4
Registration Statement on Form S-1 (File No. 333-153451)
Ladies and Gentlemen:
          On behalf of Emdeon Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 9, 2009.
          Amendment No. 4 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from H. Christopher Owings, dated July 23, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein.
          The Company has asked us to convey the following as its responses to the Staff:
Unaudited Pro Forma Financial Information, page 49
1.	We note your response to comment four in our letter dated July 2, 2009 that you will provide us with the estimated payment amounts by category once a price range for your Class A common stock has been determined. We acknowledge receipt of your letter dated July 20, 2009. In this regard, please provide a complete response to comment 54 in our letter dated October 10, 2008.

Response to Comment 1
     In response to the Staff’s comment, the Company has provided a supplemental schedule as Annex A to this letter.
     Valuation of Equity of EBS Master
     The supplemental schedule omits disclosure of the fair value of the underlying units of EBS Master on each issuance date. Due to certain repurchase features, each of the awards granted prior to May 26, 2009 have historically been classified as liabilities on the Company’s consolidated balance sheet and remeasured each quarter pursuant to the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123R”). As a result, the valuation of EBS Master’s equity at the date of grant historically has had no impact on the amount of expense recognized in its statement of operations. The fair value of the equity of EBS Master for each of the quarters from the beginning of the most recently completed fiscal year is summarized as follows:

Fair Value of EBS
Quarter	Master Equity
March 31, 2008	$1,197,917,000
June 30, 2008	$1,513,016,805
September 30, 2008	$1,460,362,226
December 31, 2008	$1,006,885,425
March 31, 2009	$1,104,769,444
June 30, 2009	$1,392,111,344
          The Company informs us that the awards granted on May 26, 2009 contained none of the repurchase features that had resulted in liability accounting related to previous awards. Accordingly, the awards granted on May 26, 2009 have been classified as equity awards pursuant to SFAS 123R. The fair value of the equity of EBS Master at May 26, 2009 was $1,377,398,792.
     Valuation Methodology
     The Company informs us that it has estimated the fair value of the equity of EBS Master using a probability-weighted analysis (i.e. the probability-weighted expected return method) of the present value of the returns afforded to members under two possible future scenarios for the Company: (1) the Company continues to operate as a private company (assumed probability of 10%), or (2) an initial public offering (IPO) is undertaken (assumed probability of 90%).
     Valuation of Equity in Relationship to Midpoint of IPO Price Range

     Based on the $14.50 per share midpoint of the price range of potential IPO prices provided by the Company’s underwriters (the midpoint used in Amendment No. 4), the implied equity value of EBS Master as of the IPO date is approximately $1.6 billion as compared to the Company’s most recent previous equity valuation (June 30, 2009) of approximately $1.4 billion. Because approximately 75% of the Company’s awards of Grant Units were remeasured as of June 30, 2009 as a result of liability accounting and the remainder of the awards of Grant Units occurred on May 26, 2009, any difference between compensation expense recognized in our financial statements and the compensation expense that would be recognized if the IPO price were at the midpoint of the range is limited to the difference in value from either June 30, 2009 or May 26, 2009, as applicable, and the IPO date.
     The Company believes that the fair value of the equity of EBS Master at May 26, 2009 and June 30, 2009 (which was used as an input when calculating stock compensation expense) is reasonable in relation to the equity value implied by the midpoint of the IPO price range due to the following factors:
•	The Company engages independent valuation consultants with sufficient qualifications and experience on a quarterly basis to assist it with determining the fair value of EBS Master equity. The fair value of the equity set forth in the table above is based on the report of such consultants.

•	The Company corroborated the conclusions of equity value of its valuation consultants by reference to market participant Adjusted EBITDA multiples that the Company might expect in an IPO transaction. The Company received information from the underwriters from March 2009 through June 2009 that indicated Adjusted EBITDA multiples for transactions similar to the one contemplated by the Company might range from 9.0 to 10.0 times Adjusted EBITDA. In the Company’s case, using a mid-point of this range, the Company’s total equity value would approximate $1.4 billion which was consistent with the conclusions of the Company’s valuation consultants as of June 30, 2009.

•	The fluctuation in the value of the equity of EBS Master from May 26, 2009 and June 30, 2009 to the $14.50 per share midpoint of the estimated IPO price range is consistent with prior valuations of EBS Master. Mean and median quarterly variations in the equity value of EBS Master based on all previous quarterly valuations have been approximately 19% and 26% respectively.

•	The median historical volatility of a group of peer companies as of June 30, 2009 was approximately 47%. The Company believes that a volatility measure of this magnitude is consistent with fluctuations similar to those from May 26, 2009 and June 30, 2009 to the midpoint of the IPO price range.

•	General market conditions, as evidenced by stock market indices, have trended upward since the May 26, 2009 and June 30, 2009 valuations. As of July 24, 2009, the NASDAQ and S&P 500 indices have increased by 21% and 16%, respectively since March 31, 2009. The NASDAQ and S&P 500 have increased by 7% and 9% respectively since June 30, 2009. This improvement in market conditions has led to an increase in multiples applied to estimate our value and, as a result, the IPO price range.

•	Subsequent to the May 26, 2009 and June 30, 2009 valuations, the Company has completed the acquisition of eRx Network L.L.C. (“eRx Network”). The Company expects eRx Network to be accretive to its earnings before interest, depreciation, taxes and amortization.
     Timeline of Discussions with Underwriters
     The Company informs us that formal conversations with its underwriters began in July 2008 in anticipation of completing an offering in the fall of 2008.  After filing its initial Registration Statement on September 12, 2008, due to worsening market conditions, the Company decided to delay its offering in the fall of 2008 until more favorable market conditions were present. Although informal conversations were held with the underwriters throughout the period from June 2008 to June 2009, the Company did not reinitiate formal discussions of potential offering prices for its Class A common stock until July 2009. The Company informs us that its underwriters provided them, in July 2009, with an initial range of IPO prices of $12.50 to $15.50 per share of Class A common stock which has been subsequently updated to $13.50 to $15.50. The Company believes the impact of this $0.50 increase in the midpoint of the assumed initial public offering price range would have no material impact on its compensation expense.
Business, page 81
Our Industry, page 82
2.	We note that, in response to the second bullet in comment 3 of our letter dated July 2, 2009, you have revised your disclosure to indicate that it is your belief that “pharmacists must increasingly be able to efficiently process transactions.” However, our comment referred to the statement that there is an “increasing number of drug prescriptions authorized by providers and an industry-wide shortage of pharmacists.” Please either revise that claim as a belief or provide additional support for that statement.
Response to Comment 2
     The Registration Statement has been revised in response to the Staff’s comment. Please see page 84 of Amendment No. 4.
3.	We received the materials supporting the third and fourth bullets in comment 3 of our letter dated July 2, 2009. Please clarify your disclosure to indicate that the $35 billion estimated to be spent by the federal government on promoting healthcare information technology through ARRA is estimated to be spent over the next decade.
Response to Comment 3
     The Registration Statement has been revised in response to the Staff’s comment. Please see page 86 of Amendment No. 4.
Audited Consolidated Financial Statements
4.	Please include a vertical black line between the Successor and Predecessor financial information to emphasize to readers that the basis between these two periods differs and are not comparable.
Response to Comment 4
     The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-4 and F-6 of Amendment No. 4.

Notes to Consolidated Financial Statements, page F-7
5.	Please provide disclosure of your significant acquisition of eRx Network L.L.C. on July 2, 2009. In addition to the disclosure of this acquisition that you have provided in your unaudited interim financial statements, please include disclosure here to clarify whether you acquired all of the voting equity interests and the acquisition-date fair value of the total consideration transferred. Refer to paragraph 68 and 70 of SFAS 141R.
Response to Comment 5
     The Registration Statement has been revised in response to the Staff’s comment to include a discussion of the acquisition of eRx Network L.L.C. in the Notes to the Company’s Consolidated Financial Statements for the year ended December 31, 2008. The Registration Statement also has been revised to clarify that all of the voting interests of eRx Network L.L.C. were acquired by the Company. Please see pages F-39 and F-58 to Amendment No. 4.
     As disclosed in Note 24 to the consolidated audited financial statements and Note 16 to the unaudited condensed consolidated financial statements, due to the recent nature of this acquisition, the accounting is incomplete. Total consideration for the acquisition consisted of approximately $75 million of cash and 1,850,000 units of EBS Master. The Company has preliminarily estimated the value of the units transferred at approximately $27.8 million. However, this valuation is subject to change based on the future receipt of a final valuation report from the Company’s independent valuation consultants. Accordingly, consistent with paragraph 70 of Statement of Financial Accounts Standards No. 141R, Business Combinations, the Company has included disclosure that the accounting for the acquisition is incomplete.
4. Business Combinations, page F-16
6.	We note your response to comment 19 in our letter dated July 2, 2009. We are still considering your response as well as the supplementary information provided by you in our conference call on July 20, 2009. We may have further comment.
Response to Comment 6
     In response to the Staff’s comment, the Company has previously provided and is including herewith on Annex B the supplemental information requested by the Staff during a call on July 24, 2009.
Item 16. Exhibits and Financial Statement Schedules, page II-3
Exhibits, page II-3
7.	Please ensure that you file all schedules and exhibits to the exhibits to your filing. See Item 601(b)(10) of Regulation S-K. As examples only, we note that you have not provided various exhibits to the Form of Stockholders Agreement filed as Exhibit 10.2 to the filing, or the schedules to the Form of Reorganization Agreement filed as Exhibit 10.9 to the filing. Please review the agreements filed as exhibits to your filing, and re-file complete agreements.

Response to Comment 7
     The Company has refiled Exhibits 4.2, 4.5, 10.2 and 10.9 to include all schedules and exhibits to such exhibits, unless otherwise filed with the Registration Statement. To the extent that an exhibit to an exhibit is otherwise filed with the Registration Statement, the Company has indicated by footnote where such exhibit can be found on Page II-4 of the Registration Statement.
Exhibit 2.3
8.	Item 601(b)(2) of Regulation S-K permits the omission of schedules or similar attachments, provided the exhibit filed contains a list briefly identifying the contents of all omitted schedules and similar attachments and an agreement to furnish a copy of any omitted schedule and similar attachment to the Commission upon request. Indicate by footnote or otherwise that you will furnish a copy of any omitted schedule or similar attachment to the Commission upon request.
Response to Comment 8
     The Company has indicated by footnote on Page II-4 of the Registration Statement that it will furnish a copy of any omitted schedule or similar attachment to the Commission upon request.
Schedule I – Condensed Financial Information of Emdeon Inc. (Parent Only), page II-6
9.	Please provide us a detailed reconciliation of your Investment in subsidiaries reflected on the condensed balance sheets from December 31, 2007 to December 31, 2008.
Response to Comment 9
     In response to the Staff’s comment, the Company has provided the following detailed reconciliation of its Investment in subsidiaries reflected on the condensed balance sheet from December 31, 2007 to December 31, 2008:

Investment in Subsidiaries — December 31, 2007	$306,755
Equity in earnings of consolidated subsidiaries	13,132
Distribution to shareholder	(9)
Basis step-up resulting from the 2008 Transaction	390,822
Changes in Other Comprehensive Income of consolidated subsidiaries	(14,169)

Investment in Subsidiaries — December 31, 2008	$696,531

     With respect to the basis step-up resulting from the 2008 Transaction, the Company advises the Staff that the basis of EBS Master’s financial statements were adjusted to reflect the push-down of the 2008 Transaction purchase price. The $390,822 represents the equity of EBS Master that was allocable to the Company immediately following the 2008 Transaction.

*  *  *  *
     If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3360 or John C. Kennedy at (212) 373-3025.
Sincerely,
Brett D. Nadritch, Esq.

cc:	Gregory T. Stevens, Esq. Emdeon Inc. Michael Kaplan, Esq. Davis Polk & Wardwell

Annex A
Units Issued Under the EBS Executive Equity Incentive Plan

				Cumulative
	Date of	Grant Units		Expense at
Description	Grant	Issued	Exercise Terms	June 30, 2009

Grant Units Outstanding at December 31, 2007		3,140,000		$14,951,895
Grant Units Issued	5/21/2008	320,379	6 year graded vesting	498,501
Grant Units Issued	8/14/2008	400,000	5 year graded vesting	574,600
Grant Units Issued	9/17/2008	250,000	5 year graded vesting	245,833

Grant Units Outstanding at December 31, 2008		4,110,379
Grant Units Issued	5/26/2009	600,000	4 year graded vesting	98,324
Grant Units Issued	5/26/2009	21,663	1 year cliff vesting	41,719
Grant Units Issued-Performance Awards*	5/26/2009	850,000	Service and performance vesting	—

Grant Units Outstanding at June 30, 2009		5,582,042		$16,410,872

*	These awards include performance vesting conditions. The awards are earned and vest based on continued service and the achievement of certain Adjusted EBITDA targets in 2011 and 2012. As of the date of grant, the Company has concluded that the awards are not probable of vesting and accordingly has recognized no compensation expense related to these awards.
Units Issued under the EBS Incentive Plan

	Date of	Phantom Units
Description	Grant	Issued	Exercise Terms

Phantom Units Outstanding at December 31, 2007		1,308,000	5 year graded vesting
Phantom Units Issued	1/31/2008	140,000	3 year graded vesting
Phantom Units Issued	1/31/2008	60,000	5 year graded vesting
Phantom Units Issued	3/19/2008	154,000	5 year graded vesting
Phantom Units Issued	9/17/2008	80,000	5 year graded vesting
Phantom Units Issued	10/29/2008	80,000	5 year graded vesting

Phantom Units Outstanding at December 31, 2008		1,822,000
Phantom Units Issued	5/26/2009	627,500	4 year graded vesting
Phantom Units Issued	6/5/2009	35,000	4 year graded vesting

Phantom Units Outstanding at June 30, 2009		2,484,500

The value that participants under the EBS Executive Incentive Plan receive for their phantom units is generally contingent upon the occurrence of a sale of EBS Master or the occurrence of an initial public offering. As a result, compensation expense related to these phantom units will be measured at the IPO date based on the value of those units at that date considering the IPO price.

Annex B
Emdeon Inc.
Balance Sheet
(in thousands)

	December 31, 2008
		Without
		Push-down
	As Reported	Accounting
Assets
Current assets:
Cash and cash equivalents	71,478	71,478
Accounts receivable, net of allowance for doubtful accounts of $4,576	144,149	144,149
Deferred income tax assets	2,285	2,412
Prepaid expenses and other current assets	21,137	21,137

Total current assets	239,049	239,176
Property and equipment, net	136,038	124,316
Goodwill	646,851	591,141
Intangible assets, net	971,001	697,297
Other assets, net	7,340	7,573

Total assets	2,000,279	1,659,503

Liabilities and equity
Current liabilities:
Accounts payable	805	805
Accrued expenses	79,513	79,513
Deferred revenues	12,056	12,449
Current portion of long-term debt	17,244	17,244

Total current liabilities	109,618	110,011
Long-term debt, excluding current portion	807,986	832,143
Deferred income tax liabilities	159,811	52,167
Other long-term liabilities	44,711	44,926
Commitments and contingencies
Equity:
Preferred stock	—	—
Class A common stock,	1	1
Class B exchangeable common stock	—	—
Additional paid-in capital	670,702	464,882
Accumulated other comprehensive loss	(23,195)	(23,195)
Retained earnings	24,123	34,754

Emdeon Inc. equity	671,631	476,442
Noncontrolling interest	206,522	143,814
Total equity	878,153	620,256

Total liabilities and equity	2,000,279	1,659,503

Emdeon Inc.
Consolidated Statements of Operations
For the year ended December 31, 2008
(in thousands)

		Without
		Push-down
	As Reported	Accounting
Revenue	853,599	855,832
Costs and expenses:
Cost of operations (exclusive of depreciation and amortization below)	540,570	540,542
Development and engineering	29,618	29,618
Sales, marketing, general and administrative	91,212	91,090
Depreciation and amortization	97,864	78,578
Loss on abandonment of leased properties	3,081	3,081

Operating income	91,254	112,923
Interest income	(963)	(963)
Interest expense	71,717	68,221

Income (loss) before income tax provision	20,500	45,664
Income tax provision	8,567	18,184

Net income (loss)	11,933	27,481
Net income attributable to noncontrolling interest	2,702	7,619

Net income (loss) attributable to Emdeon Inc	9,231	19,862